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                          April 25, 2024

       Carl Kaeding
       President of Kaeding Development Group, LLC
       Auor Capital Fund V LLC
       7900 International Drive, Suite 910
       Bloomington, MN 55425

                                                        Re: Auor Capital Fund V
LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted April 19,
2024
                                                            CIK No. 0002017115

       Dear Carl Kaeding:

               Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, you have failed to include the financial statements required by paragraph (c) of Part
       F/S of Form 1-A. In this regard, we note that the included financial statements are incomplete, do not cover the required periods of time and are missing footnotes.

              We will provide more detailed comments relating to your draft offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Jeremy E. Warring